SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29290]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

May 28, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of May, 2010. A copy of each application may be obtained

via the Commission's Web site by searching for the file number, or an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 22, 2010, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

John Hancock Patriot Preferred Dividend Fund [File No. 811-7590]
John Hancock Patriot Global Dividend Fund [File No. 811-6685]
John Hancock Patriot Select Dividend Trust [File No. 811-6107]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. On May 29, 2007, June 4, 2007 and October 10, 2007,

respectively, applicants transferred their assets to corresponding series of John Hancock Patriot

Premium Dividend Fund II, based on net asset value. Each applicant also distributed preferred

shares of Dutch Auction Rate Transferable Securities ("DARTS") of the acquiring fund to

holders of applicants' Auction Rate Preferred Shares, DARTS, or Auction Market Preferred

Shares, respectively, on the basis of their relative aggregate liquidation preference. Applicants

paid $129,502, $138,610 and $216,419, respectively, of the expenses incurred in connection with

the reorganizations.

Filing Date: The applications were filed on April 26, 2010.

Applicant's Address: 601 Congress St., Boston, MA 02210.

John Hancock Patriot Premium Dividend Fund I [File No. 811-6182]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On June 25, 2007, applicant transferred its assets to

corresponding series of John Hancock Patriot Premium Dividend Fund II, based on net asset

value. Applicant also distributed Dutch Auction Rate Transferable Securities ("DARTS") of the

acquiring fund to the holders of applicant's DARTS on the basis of their relative aggregate

liquidation preference. Expenses of $124,002, $22,949 and $12,224 incurred in connection with

the reorganization were paid by applicant, the acquiring fund, and John Hancock Advisers, LLC,

applicant's investment adviser, respectively.

Filing Date: The application was filed on April 28, 2010.

Applicant's Address: 601 Congress St., Boston, MA 02210.

AIM Stock Funds [File No. 811-1474]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 30, 2008, applicant transferred its assets to AIM Dynamics Fund, a series of AIM Investment Securities Funds, based on net asset value. Expenses of $371,600 incurred in connection with the reorganization were paid by applicant and Invesco Advisers, Inc., applicant's investment adviser.

Filing Date: The application was filed on April 23, 2010.

Applicant's Address: 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Morgan Stanley Income Trust [File No. 811-5654]
Morgan Stanley Limited Duration Fund [File No. 811-7117]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On March 25, 2009, each applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $24,008 and $28,567, respectively, incurred in connection with the liquidations were paid by Morgan Stanley Investment Advisors Inc., applicants' investment adviser.

Filing Date: The applications were filed on April 21, 2010.

Applicants' Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Japan Fund [File No. 811-7503]
Morgan Stanley Financial Services Trust [File No. 811-7927]
Morgan Stanley Limited Term Municipal Trust [File No. 811-7700]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On July 30, 2008, November 21, 2008 and March 18, 2009, respectively, each applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $42,421, $84,488 and $19,872, respectively, incurred in connection with the liquidations were paid by Morgan Stanley Investment Advisors Inc., applicants' investment adviser.

Filing Date: The applications were filed on April 21, 2010.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Nuveen Florida Investment Quality Municipal Fund [File No. 811-6266]
Nuveen Florida Quality Income Municipal Fund [File No. 811-6382]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 19, 2009, each applicant transferred its assets to Nuveen Premium Income Municipal Fund 2, Inc., based on net asset value. Shareholders of each applicant's municipal auction rate cumulative preferred shares ("preferred shares") received one share of the acquiring fund's preferred shares for each preferred share of that applicant. Total expenses of approximately $418,001 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

Filing Dates: The applications were filed on November 4, 2009, and amended on May 19, 2010.

Applicants' Address: 333 West Wacker Dr., Chicago, IL 60606.

Delafield Fund, Inc. [File No. 811-8054]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 28, 2009, applicant transferred its assets to The Delafield Fund, a series of The Tocqueville Trust, based on net asset value. Expenses of approximately $331,493 incurred in connection with the reorganization were paid by Reich & Tang Asset Management, LLC, applicant's investment adviser, and Tocqueville Asset Management, the surviving fund's investment adviser.

Filing Dates: The application was filed on March 11, 2010, and amended on May 17, 2010.

Applicant's Address: 600 Fifth Ave., New York, NY 10020.

Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
  [File No. 811-21641]
Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
  [File No. 811-21644]
Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
  [File No. 811-21657]
Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
  [File No. 811-21658]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Each applicant made a public offering of its securities from April 2005 until November 2009, at which time each applicant's board of managers determined to cease such offer. Each applicant has one remaining unitholder and one remaining investment which cannot be immediately liquidated. Applicants are not presently making a public offering of securities and do not propose to make a public offering. Each applicant will continue to operate in reliance on section 3(c)(1) of the Act.

Filing Dates: The applications were filed on February 24, 2010, and amended on May 6, 2010.

Applicants' Address: 11 Madison Ave., 13th Floor, New York, NY 10010.

Atlantic Whitehall Funds Trust [File No. 811-8738]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 13, 2009, applicant made a liquidating distribution to shareholders of two of its series, based on net asset value. On September 21, 2009, applicant's three remaining series transferred their assets to corresponding series of AIM Equity Funds and AIM Growth Series, based on net asset value. Expenses of $402,292 incurred in connection with the liquidation and reorganization were paid by Stein Roe Investment Counsel, Inc., applicant's investment adviser.

Filing Dates: The application was filed on January 6, 2010 and amended on April 19, 2010 and May 7, 2010.

Applicant's Address: 4400 Computer Dr., Westborough, MA 01581.

Pioneer Select Value Fund [File No. 811-21530]
Pioneer Select Growth Fund [File No. 811-21452]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On May 30, 2008 and March 23, 2009, respectively, applicants made liquidating distributions to their shareholders, based on net asset value. Expenses of $5,500 and $7,000, respectively, incurred in connection with the liquidations were paid by Pioneer Investment Management, Inc., applicants' investment adviser.

Filing Date: The applications were filed on November 12, 2009 and amended on May 21, 2010 and May 24, 2010, respectively.

Applicants' Address: 60 State St., Boston, MA 02109.

Utopia Funds [File No. 811-21798]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 31, 2009, applicant made a liquidating distribution to its shareholder, based on net asset value. Expenses of $304,485 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on June 8, 2009 and amended on March 4, 2010 and May 27, 2010.

Applicant's Address: 111 Cass St., Traverse City, MI 49684.

Morgan Stanley International SmallCap Fund [File No. 811-7169]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 30, 2008, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $41,106 incurred in connection with the liquidation were paid by Morgan Stanley Investment Advisors Inc., applicant's investment adviser.

Filing Date: The application was filed on April 21, 2010.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

SG Principal Protected Trust [File No. 811-21194]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 6, 2010.

Applicant's Address: 1221 Avenue of the Americas, New York, NY 10020.

S&P 500® Covered Call Fund Inc. [File No. 811-21672]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 2, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $27,000 incurred in connection with the liquidation will be paid by applicant and IQ Investment Advisors LLC, applicant's investment adviser. Applicant will pay approximately $14,752 of the accrued expenses with cash that it has retained for that purpose.

Filing Date: The application was filed on April 29, 2010.

Applicant's Address: 4 World Financial Center, 6th Floor, New York, NY 10080.

Capital Growth Portfolio [File No. 811-9835]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 13, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on April 23, 2010.

Applicant's Address: Two International Place, Boston, MA 02110.

Adelante Funds [File No. 811-9679]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 19, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $42,135 incurred in connection with the liquidation were paid by Adelante Capital Management LLC, applicant's investment adviser.

Filing Date: The application was filed on May 11, 2010.

Applicant's Address: 555 12th St., Suite 2100, Oakland, CA 94607.

AIM Summit Fund [File No. 811-3443]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2008, applicant transferred its assets to, and was reorganized as a series of, AIM Equity Funds, based on net asset value. Expenses of $282,300 incurred in connection with the reorganization were paid by applicant and Invesco Advisers, Inc., applicant's investment adviser.

Filing Date: The application was filed on April 23, 2010.

Applicant's Address: 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary